SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

            Under the Securities Exchange Act of 1934 (Amendment #4)*

                                 VIDEOLABS, INC.

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                                (Name of Issuer)

                           COMMON STOCK $.01 PAR VALUE

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                         (Title of Class of Securities)

                                   92657R 10 3

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                                 (CUSIP Number)

                                 JAMES W. HANSEN
                               C/O VIDEOLABS, INC.
                             5960 GOLDEN HILLS DRIVE
                             GOLDEN VALLEY, MN 55416
                                  612.542.0061

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 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                 APRIL 23, 1998

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             (Date of Event which Requires Filing of this Statement

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d - 1(b) (3) or (4), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d 7 (b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 92657R 10 3

1. NAME OF REPORTING PERSONS, I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

     James W. Hansen

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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):

     A.  [ ]
     B.  [ ]

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3.   SEC USE ONLY:

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4.   SOURCE OF FUNDS (SEE INSTRUCTIONS):

     PF  (Personal Funds)

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5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(D) OR 2(E):

     None

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6.   CITIZENSHIP OR PLACE OF ORGANIZATION:

     United States of America

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NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     269,976

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8.   SHARED VOTING POWER

     None

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9.   SOLE DISPOSITIVE POWER

     269,976

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10.  SHARED DISPOSITIVE POWER

     None

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11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     269,976

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12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     [ ]

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13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.9%

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14.  TYPE OF REPORTING PERSON*

     IN (Individual)

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ITEM 1. SECURITY AND ISSUER

This Schedule 13D relates to the common stock, $.01 par value per share of VideoLabs, Inc., a Delaware Corporation (the "issuer"). The name and address of the principal executive offices of the Issuer are as follows:

                                 VideoLabs, Inc.
                             5960 Golden Hills Drive
                             Golden Valley, MN 55416


ITEM 2. IDENTITY AND BACKGROUND

The name and address of the reporting person are as follows:

                                 James W. Hansen
                               26 Highway 96 East
                               Dellwood, MN 55110


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

Mr. Hansen is the Chief Executive Officer, President, Treasurer and Chairman of the Board of Directors of VideoLabs, Inc.

During the last five years, Mr. Hansen has not: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to a civil proceeding or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.

Mr. Hansen is a citizen of the United States of America.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Mr. Hansen has used personal funds to purchase the VideoLabs, Inc. common stock.


ITEM 4. PURPOSE OF TRANSACTION

The purpose of this transaction was for personal investment by the reporting person. The reporting person has no plans or proposals with respect to the issuer.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

James W. Hansen would be deemed to be the beneficial owner of 269,976 shares of the Issuer's common stock. The issuer has approximately 3,920,221 shares of common stock issued and outstanding. The 269,976 shares beneficially owned by the reporting person represent approximately 6.9% of the Issuer's outstanding common stock.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

None

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         VIDEOLABS, INC.


Date:  June 5, 1998                  By: /s/ James Hansen
      ----------------                   ----------------
                                         James W. Hansen
                                         President,  CEO, Treasurer and Chairman


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